EXHIBIT 18
February 26, 2010
Vulcan Materials Company
1200 Urban Center Drive
Birmingham, Alabama 35242
Dear Sirs/Madams:
We have audited the consolidated financial statements of Vulcan Materials Company and its subsidiary companies (the “Company”) as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated February 26, 2010, which expresses an unqualified opinion. Note 1 to such consolidated financial statements contains a description of your change in the date of your annual goodwill impairment test from January 1 to November 1 during the year ended December 31, 2009. In our judgment, such change is to an alternative method of applying an accounting principle that is preferable under the circumstances.
Yours truly,
Birmingham, Alabama
EXHIBIT 18